Exhibit 99.1

Notification of cessation of +securities

Announcement Summary

Entity name

ALTERITY THERAPEUTICS LIMITED

Announcement Type

New announcement

Date of this announcement

Wednesday December 15, 2021

Details of +securities that have ceased

ASX +security code	Security description	Number of +securities that have ceased	The +securities have ceased due to	Date of cessatio

ATHAAA	OPTION EXPIRING 14-DEC-2022 EX 11C	1,400,000	Lapse of conditional right to securities because the conditions have not been, or have become incapable of being, satisfied	14/12/2021

Refer to next page for full details of the announcement

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Notification of cessation of +securities

Part 1 - Announcement Details

1.1	Name of +Entity

ALTERITY THERAPEUTICS LIMITED

We (the entity named above) provide the following information about our issued capital.

1.2	Registered number type	Registration number
ABN		37080699065

1.3	ASX issuer code

ATH

1.4	The announcement is

New announcement

1.5	Date of this announcement

15/12/2021

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Notification of cessation of +securities

Part 2 - Details of +equity securities or +debt securities that have ceased

ASX +Security Code and Description

ATHAAA : OPTION EXPIRING 14-DEC-2022 EX 11C

Unquoted +equity securities that have ceased

Number of securities that have ceased

1,400,000

Reason for cessation

Lapse of conditional right to securities because the conditions have not been, or have become incapable of being, satisfied

Date of cessation	Is the entity paying any consideration for the cessation?
14/12/2021	No

Any other information the entity wishes to notify to ASX about the cessation?

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Notification of cessation of +securities

Part 3 - Issued capital following changes

Following the cessation of the +securities the subject of this notification, the issued capital of the entity will comprise:

3.1	Quoted +equity securities and +debt securities (total number of each +class of +securities quoted on ASX)

ASX +security code and description	Total number of +securities on issue

ATH : ORDINARY FULLY PAID	2,406,874,578

3.2	Unquoted +equity securities (total number of each +class of +equity securities issued but not quoted on ASX)

ASX +security code and description	Total number of +securities on issue
ATHAI : OPTION EXPIRING 31-JAN-2023 EX $0.083	700,000
ATHAAB : OPTION EXPIRING 17-SEP-2025 EX $0.09	49,000,000
ATHAS : OPTION EXPIRING 06-JUN-2022 EX 7C	7,000,000
ATHAAA : OPTION EXPIRING 14-DEC-2022 EX 11C	12,450,000
ATHAAC : OPTION EXPIRING 23-NOV-2023 EX $0.07	674,694,939
ATHAAD : OPTION EXPIRING 06-JAN-2026 EX $0.032	91,392,720

Note: the figures stated in the tables above are used to calculate the total market capitalisation of the entity published by ASX from time to time. The table will not include those classes of +securities that have ceased or lapsed in their entirety in ASX records before the announcement date described in Q1.5, even if the entity has advised ASX of a change to that class of +security in Part 2 of this form.

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